UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 28, 2022

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001, Series Collection Drop 002, Series Collection Drop 003, Series Collection Drop 004, Series Collection Drop 005, Series Collection Drop 006, Series Collection Drop 007, Series Collection Drop 008, Series Collection Drop 009, Series Collection Drop 010, Series Collection Drop 012, Series Collection Drop 013, Series Collection Drop 014, Series Collection Drop 018
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Underlying Asset Sales
On the dates set forth below, the following series of Otis Collection LLC, a Delaware series limited liability company (the “Company”), exchanged the underlying assets of such series for the amounts below for non-voting membership interests in Public Sneaker Collection LLC, a Delaware limited liability company (“Public Sneaker”), by subscribing to the offering by Public Sneaker of its interests. In connection with each such exchange, the applicable series will make de minimis operating expense reimbursement payments to Otis Wealth, Inc. (the “Manager”) for outstanding but unpaid expenses of such series. The Manager will assume all remaining outstanding but unpaid expenses of such series. The Manager, as the manager of each such series, was appointed as liquidator and will distribute to holders of interests in each such series all of the remaining assets of such series, which will consist, after the aforementioned reimbursements to the Manager, only of interests in Public Sneaker. After making such distribution, the Manager will wind up such series as the series will no longer have any assets or liabilities.

Series	Underlying Asset	Exchange Date	Exchange Amount	Offering Amount
Series Collection Drop 002	Nike x Off White: “The Ten” collection	11/22/22	$16,800	$20,000
Series Collection Drop 006	1985 Nike Air Jordan 1 “Red Metallic” sneakers	11/22/22	15,800	15,800
Series Collection Drop 009	Jay-Z collaboration Nike Air Force 1 “All Black Everything” for HOV Charity “France” sneakers	11/22/22	$10,500	$10,500

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2022	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director